June 29, 2005



Mr. Bruce G. Waterman
Senior Vice President, Finance & Chief Financial Officer
Agrium Inc.
13131 Lake Fraser Drive S.E.
Calgary A0 T2J7E8
Canada

	Re:	Agrium Inc.
		Form 40-F for the Fiscal Year Ended December 31, 2004
      Filed February 14, 2005
      Response Letter Dated June 22, 2005
      File No. 001-14460

Dear Mr. Waterman:

      We have reviewed your response letter and have the following comment. Our review has been limited to those matters specifically addressed in this letter and the letter dated June 9, 2005. As indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	 Form 40-F for the Fiscal Year Ended December 31, 2004

Evaluation of Disclosure Controls and Procedures, Page 3

1. We note your proposed statement that "disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met." Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management`s Reports on Internal Control Over Financial Reporting and
Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Closing Comments

       As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Yong Choi, Staff Accountant at (202) 551-3758 or
Kim Calder, Assistant Chief Accountant at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

								Sincerely,



								April Sifford
								Branch Chief


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Mr. Bruce G. Waterman
Agrium Inc.
June 29, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010